SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to poll results of annual general meeting, change of auditors and payment of the final dividend, dated May 7, 2021	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	the completion of our proposed A share offering;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 7, 2021	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

POLL RESULTS OF ANNUAL GENERAL MEETING,

CHANGE OF AUDITORS

AND PAYMENT OF THE FINAL DIVIDEND

•	The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the AGM held on 7 May 2021.

•

The Company’s shareholders approved the profit distribution proposal and the declaration and payment of a final dividend of RMB0.104269 per share (equivalent to HK$0.125 per share) (pre-tax) for the year ended 31 December 2020. The final dividend is expected to be paid on 1 June 2021.

References are made to the circular (the “Circular”) and the notice (the “Notice of AGM”) of the annual general meeting for the year 2020 (the “AGM”) of China Telecom Corporation Limited (the “Company”) dated 8 April 2021. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as defined in the Circular and the Notice of AGM.

Poll Results of the AGM

The Board of the Company is pleased to announce that the AGM was held on Friday, 7 May 2021 at Grand Ballroom, the Lobby Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong. The number of issued shares of the Company as at the date of the AGM was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM. The AGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company.

The poll results in respect of the proposed resolutions at the AGM were as follows:

Ordinary Resolutions		No. of votes (%)
		For	Against
1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2020 be considered and approved, and the Board be authorised to prepare the budget of the Company for the year 2021.	68,871,768,215 (99.9934%)	4,542,846 (0.0066%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2020 be considered and approved.	68,858,880,715 (99.9747%)	17,430,346 (0.0253%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
3.	THAT the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the external auditors of the Company for the year ending on 31 December 2021 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.	68,871,587,015 (99.9931%)	4,724,046 (0.0069%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Special Resolutions		No. of votes (%)
		For	Against
4.

Special resolution numbered 4 of the Notice of AGM

(To consider and approve the issue of debentures by the Company, to authorise the Board to issue debentures and determine the specific terms, conditions and other matters of the debentures and to approve the centralised registration of debentures by the Company).

		67,590,521,987 (98.1332%)	1,285,789,074 (1.8668%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
5.

Special resolution numbered 5 of the Notice of AGM

(To consider and approve the issue of company bonds in the People’s Republic of China, and to authorise the Board to issue company bonds and determine the specific terms, conditions and other matters of the company bonds in the People’s Republic of China).

		68,874,403,915 (99.9972%)	1,907,146 (0.0028%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
6.

Special resolution numbered 6 of the Notice of AGM

(To grant a general mandate to the Board to issue, allot and deal with additional shares in the Company not exceeding 20% of each of the existing domestic Shares and H Shares in issue, to authorise the Board to increase the registered capital of the Company and to correspondingly amend the articles of association of the Company to reflect such increase in the registered capital of the Company under the general mandate).

		67,154,882,786 (97.5007%)	1,721,428,275 (2.4993%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as the scrutineer for the vote-taking at the AGM.

Payment of the Final Dividend

The final dividend of RMB0.104269 per share (equivalent to HK$0.125 per share) (pre-tax) for the year ended 31 December 2020 was approved at the AGM. The payment shall be made to shareholders whose names appear on the register of members of the Company on Tuesday, 18 May 2021. The H share register of members will be closed from Thursday, 13 May 2021 to Tuesday, 18 May 2021 (both days inclusive). In order to be entitled to the final dividend, H share shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Wednesday, 12 May 2021. Dividends will be denominated and declared in Renminbi. Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”) (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average median rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the AGM (RMB0.834155 equivalent to HK$1.00).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China” in 2008 and Guo Shui Han [2008] No. 897, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the 2020 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on Tuesday, 18 May 2021.

According to regulations by the State Taxation Administration (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders. If those shareholders need to request a refund of tax overpaid from the PRC tax authorities through the Company in accordance with the relevant requirements of the Announcement [2019] No. 35 of the State Taxation Administration, they shall submit reports and information as stipulated in the Announcement [2019] No. 35 of the State Taxation Administration, and provide supplemental information on their entitlements under the relevant treaties.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on Tuesday, 18 May 2021 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Wednesday, 12 May 2021. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally attend or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited and the Shenzhen branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)” and “Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Programme (Cai Shui [2016] No. 127)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the HKSE through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on the HKSE through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

For H share shareholders other than the Southbound Investors, the Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividend declared for payment to H share shareholders other than the Southbound Investors. The Receiving Agent will pay the final dividend net of the applicable tax on 1 June 2021. The relevant dividend warrants will be despatched to H share shareholders by ordinary post and the risk of errors involved in the postage will be borne by the H share shareholders. For the Southbound Investors, the final dividend net of the applicable tax will be paid by the Company to the Shanghai branch of China Securities Depository and Clearing Corporation Limited and Shenzhen branch of China Securities Depository and Clearing Corporation Limited on 1 June 2021. The Shanghai branch of China Securities Depository and Clearing Corporation Limited and Shenzhen branch of China Securities Depository and Clearing Corporation Limited will pay the final dividend net of the applicable tax to the Southbound Investors.

CHANGE OF AUDITORS

Reference is made to the announcement of the Company dated 9 March 2021 in relation to the proposed change of auditors. The shareholders of the Company have approved the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the external auditors of the Company for the year ending 31 December 2021 and authorised the Board to fix the remuneration of the auditors at the AGM. Meanwhile, Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP have retired as the Company’s international auditor and domestic auditor respectively with effect from the end of the AGM.

By Order of the Board China Telecom Corporation Limited Wong Yuk Har Company Secretary

Hong Kong, 7 May 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

A-6